FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

US AIRWAYS PLAN OF REORGANIZATION
RECEIVES U.S. BANKRUPTCY COURT APPROVAL

Company on Track to Emerge from Chapter 11 and Complete Merger with America West Airlines as Early as Sept. 27, 2005

ARLINGTON, Va., Sept. 16, 2005 - US Airways is now in the final stages of completing its transformation into the nation's first full-service, low-cost airline with today's judicial confirmation of its Chapter 11 Plan of Reorganization (POR).

Judge Stephen S. Mitchell of the U.S. Bankruptcy Court for the Eastern District of Virginia confirmed the plan at a hearing today, clearing the way for the US Airways-America West Airlines merger transaction to formally close by the end of September. The merger will create the nation's fifth-largest airline, and provide consumers with new domestic and international travel choices and an extensive route network throughout the U.S., Canada, the Caribbean, Latin America, and Europe.

Judge Mitchell ruled that all necessary requirements have been met for US Airways to implement its POR. Every class of creditor for all five debtors - US Airways Group, Inc., US Airways, Inc., PSA Airlines, Inc., Piedmont Airlines, Inc., and Material Services Company, Inc. - in the Chapter 11 cases that was entitled to vote on the POR, voted in favor by at least 90 percent in dollar amount and 80 percent in the number of votes cast. Under the terms of the merger agreement, the transaction can close on the 11th day following entry of the court's final order confirming the plan. US Airways then will emerge from Chapter 11 and complete its merger with America West as soon as Sept. 27, 2005.

"This is a great day for both US Airways and America West," said US Airways President and Chief Executive Officer Bruce R. Lakefield. "For our customers, we are about to become the kind of airline that they have been asking for - a global carrier offering full-service amenities and simplified fares. For our employees, this merger will provide more stability and a chance to be a part of a vibrant new company.

"Through our restructuring, we have reduced our debt, improved our liquidity and strengthened our balance sheet," Lakefield said. "With the financial position of other carriers deteriorating, we are pleased that we will have a very strong cash position, a robust business plan, a low cost structure, and a strong network that offers our customers an attractive product and more choices."

Key elements of the plan include:

  -  Total equity and liquidity agreements to provide the merged airline with unrestricted cash of approximately $1.7 billion, and a total cash position of approximately $2.5 billion, including approximately $800 million of restricted cash.

  -  Investment agreements that total $565 million in new equity and a public stock offering that is expected to raise $150 million. Support from business partners and suppliers that will provide in excess of $700 million in cash, and asset sales and sale-leaseback agreements that are expected to gross $300 million pending consummation of certain of the transactions.

  -  Agreement between US Airways and the Pension Benefit Guaranty Corp. (PBGC), resolving nearly $2.7 billion in claims. The agreement provides for US Airways to pay the PBGC $13.5 million in cash, in addition to giving the PBGC a $10 million note and 70 percent of the common stock, which will be allocated to unsecured creditors.

  -  The creation of a company with more than $10 billion in annual revenues and savings of over $600 million annually through synergies associated with the merger.

  -  Reinstatement and extension of the Air Transportation Stabilization Board (ATSB) loans with amortization through 2010.

Lakefield said that the company's full attention now will be on the completion of the merger, the implementation of consistent customer service offerings, the building of a unified corporate culture, and the transfer of headquarters functions to Tempe, Ariz. America West Chairman, President, and Chief Executive Officer Doug Parker will assume those same responsibilities at the merged company, with Lakefield serving as non-executive vice chairman of the board of directors.

"Doug Parker and the management team he has assembled are enthusiastically working to make sure that the new US Airways is an airline that offers customer value, and one which our combined work force is proud to represent. I want to express my heartfelt thanks to our employees, customers, and business partners for their support of the company throughout this restructuring. Doug is committed to building upon that deep level of support and loyalty," Lakefield said.

Lakefield also expressed his appreciation to the ATSB for its support in working through a number of issues related to the America West and US Airways federal loan guarantees.

US Airways Group, Inc. and its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on Sept. 12, 2004.

The merger of US Airways and America West will create the first full-service, low-cost nationwide airline with amenities that include international scope, a broad frequent flyer program, airport clubs, assigned seating and First Class cabin service. The airlines have already introduced the new US Airways aircraft livery design, and over the coming weeks, will be announcing more specific customer service enhancements and policies as the airlines implement the merger.

US Airways is the nation's seventh-largest airline, serving 183 communities in the U.S., Canada, Europe, the Caribbean and Latin America. US Airways, US Airways Shuttle and the US Airways Express partner carriers operate approximately 3,200 flights per day.

America West operates over 900 flights daily to more than 90 destinations in the U.S., Canada, Mexico and Costa Rica. America West offers a range of services including more destinations than any other low-cost carrier, First Class cabins, assigned seating, airport clubs and an award-winning frequent flyer program.

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of US Airways Group with respect to current events and financial performance. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" or similar words. These forward-looking statements may also use different phrases. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the company's operations and business environment which may cause the actual results of the company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the company to continue as a going concern; the ability of the company to obtain and maintain any necessary financing for operations and other purposes; the ability of the company to maintain adequate liquidity; the ability of the company to absorb escalating fuel costs; the company's ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of the company to consummate its plan of reorganization with respect to the Chapter 11 proceedings and to consummate all of the transactions contemplated by the plan of reorganization or upon which consummation of the plan is be conditioned; the ability of the company to obtain and maintain normal terms with vendors and service providers; the company's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on the company's liquidity or results of operations; the ability of the company to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of the company to fund and execute its business plan during the Chapter 11 proceedings and in the context of its plan of reorganization and thereafter; the ability of the company to attract, motivate and/or retain key executives and associates; the ability of the company to attract and retain customers; the ability of the company to maintain satisfactory labor relations; demand for transportation in the markets in which the company operates; economic conditions; labor costs; financing availability and costs; security-related and insurance costs; competitive pressures on pricing (particularly from lower-cost competitors) and on demand (particularly from low-cost carriers and multi-carrier alliances); weather conditions; government legislation and regulation; impact of the continued military activities in Iraq; other acts of war or terrorism; and other risks and uncertainties listed from time to time in the company's reports to the SEC. There may be other factors not identified above of which the company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of the plan of reorganization as consummated, can affect the value of the company's various liabilities, common stock, and/or other equity securities. Accordingly, the company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's Web site. Free copies of America West Holdings' SEC filings are also available on America West Holdings' Web site at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's Web site at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.